EXHIBIT 21

SUBSIDIARIES OF REGISTRANT

As of December 31, 2003 the active subsidiaries of the Company were:

Aerochem, Inc., a California corporation

AHF-Ducommun Incorporated, a California corporation

American Electronics, Inc., a California corporation

Composite Structures, LLC, a Delaware corporation

Ducommun Technologies, Inc., a California corporation

MechTronics of Arizona Corp., an Arizona corporation

Parsons Precision Products, Inc., a Delaware corporation

On or about January 2, 2004, the Company formally combined several of its businesses. Ducommun AeroStructures, Inc., was formed through the merger of the Company’s wholly owned subsidiaries, Aerochem, Inc.,     AHF-Ducommun Incorporated, CSD Holdings, Inc. and Parsons Precision Products, Inc., and the distribution of assets of Composite Structures, LLC, Ducommun Technologies, Inc., was formed through the merger of the Company’s wholly-owned subsidiaries, Ducommun Technologies, Inc., and MechTronics of Arizona Corp.